HAINAN MANASLU ACQUISITION CORP.

B3406, 34F, West Tower, Block B

Guorui Building, 11 Guoxing Avenue

Haikou, Hainan Province, People’s Republic of China

VIA EDGAR

May 6, 2022

U.S. Securities & Exchange Commission
Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Melanie Singh and Maryse Mills-Apenteng

Re:	Hainan Manaslu Acquisition Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed March 15, 2022

File No. 333-261340

Dear Staff:

Hainan Manaslu Acquisition Corp. (the “Company”) hereby transmits its response to the comment letter (the “Comment Letter”) received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on March 31, 2022, regarding the Amendment No. 2 to Registration Statement on Form S-1 filed with the Commission on March 15, 2022 (the “Registration Statement”).

Concurrently with the filing of this letter, the Company is hereby submitting via Edgar Amendment No. 3 to the Registration Statement (the “Amendment No. 3”). For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement and page references in the responses refer to Amendment No. 3. Unless otherwise indicated, capitalized terms herein will have the meanings assigned to them in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-1

General

1.	We note your statement on the cover page that you will not undertake your initial business combination with any PRC entity with a variable interest entity, or VIE, structure. Please revise your disclosure to clarify that this may limit the pool of acquisition candidates in the PRC. Also discuss how, and the extent to which, the pool of available companies in the PRC may be limited including, for example, acknowledging whether certain industries may prohibit foreign investment. Please include risk factor disclosure as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 2, 35, 54, 57, 101 and 107 of Amendment No. 3.

Cover Page

2.	You state that your principal executive offices are located in China and all of your executive officers and directors are located in or have significant ties to China. Given the risks of doing business in the PRC, please revise the cover page to disclose that the location of your offices in China, and the location of your executive officers and directors in or their ties to China, may make you a less attractive partner to a non-China- or non-Hong Kong-based target company, which may make it more difficult for you to consummate a business combination in the PRC. Please include risk factor disclosure as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 2, 35, 40, 101 and 107 of Amendment No. 3.

3.	We note your statement that you do not believe you are directly subject to the recent regulatory actions or statements by the PRC to regulate business operations in China or that they have any impact on your ability to accept foreign investments, or list on a U.S. or other foreign exchange. Please revise your cover page to address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange in the future.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page of Amendment No. 3.

Summary

Risks Associated with Acquiring and Operating a Business in China, page 36

4.	Please disclose in the summary that the legal and regulatory risks associated with being based in China or Hong Kong may make you a less attractive partner in an initial business combination than a SPAC without any ties to China or Hong Kong. Please also state that your ties to China or Hong Kong may make it harder for you to complete an initial business combination with a target company without any such ties. Please also state this in the first bullet point on page 35, as well as in the first risk factor on page 40.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the pages 35 and 40 of Amendment No. 3.

5.	Please revise your summary risk factors section to specify that the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, could result in a material change in your operations and/or the value of the securities you are registering for sale.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the pages 37 and 82 of Amendment No. 3.

Description of Securities

Enforcement of Civil Liabilities, page 157

6.	We note your statement on page 73 that all of your directors and officers currently reside outside of the United States and that after your initial business combination, it is possible that a majority of your directors and officers will live outside the United States. Please expand your disclosure in this section to address how this impacts the ability of shareholders to enforce their legal rights under United States securities laws.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 75, 159 and 160 of Amendment No. 3.

***

We thank you for your review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Richard I. Anslow, at ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Zhifan Zhou
Zhifan Zhou
Chairman and Chief Executive Officer

cc:	Richard I. Anslow, Esq.
Ellenoff Grossman & Schole LLP

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